

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 11, 2017

Michael Bannon
President
Drone USA, Inc.
16 Hamilton Street
West Haven, CT 06516

> **Re:** **Drone USA, Inc.**
> **Registration Statement on Form 10**
> **Filed May 8, 2017**
> **File No. 000-55789**

Dear Mr. Bannon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure